
02003913

hours per response.... 12.00

CM

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

3/7/02FV

SEC FILE NUMBER
8-21765

RECEIVED FEB 28 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2001** (MM/DD/YY) AND ENDING **December 31, 2001** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

Regal Discount Securities, Inc.

OFFICIAL USE ONLY

FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

209 West Jackson Boulevard, Suite 404
(No. and Street)

Chicago	**Illinois**	**60606-6907**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Walter **(847) 375-6073**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGLADREY & PULLEN, LLP
(Name - *if individual, state last, first, middle name*)

30 South Wacker Drive	**Chicago**	**Illinois**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

3/18/02 SS

OATH OR AFFIRMATION

I, **Robert Walter**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Regal Discount Securities** as of **December 31, 2001**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.


"OFFICIAL SEAL"
TARA L.P. ZILINSKAS
Notary Public, State of Illinois
My Commission Expires 11/23/02

Signature

Executive Vice President
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m)A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS



McGLADREY & PULLEN, LLP
Certified Public Accountants

RSM
international

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Regal Discount Securities, Inc.
Chicago, Illinois

We have audited the accompanying statement of financial condition of Regal Discount Securities, Inc., as of December 31, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Regal Discount Securities, Inc. as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 7, 2002

REGAL DISCOUNT SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2001

ASSETS

Cash and cash equivalents	$	226,069
Receivable from broker-dealers		240,570
Securities owned:		
Not readily marketable, at estimated fair value		168,100
Furniture, equipment and leasehold improvements, net		600,425
Other assets		43,534
Income taxes receivable		9,500
Total assets	**$**	**1,288,198**

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued expenses		
Total liabilities	**$**	**203,947**
Commitments and Contingencies		
Stockholders' Equity		
Common stock, $10 par value; authorized 50,000 shares; issued and outstanding 2,625 shares		26,250
Additional paid-in capital		1,164,750
Accumulated deficit		(106,749)
Total stockholders' equity		**1,084,251**
Total liabilities and stockholders' equity	**$**	**1,288,198**

The accompanying notes are an integral part of the statement of financial condition.

REGAL DISCOUNT SECURITIES, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 1. Nature of Business and Significant Accounting Policies

Regal Discount Securities, Inc., ("Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC). The Company is engaged in agency transactions in securities on behalf of customers and other related activities. The Company's customer securities transactions are cleared through other broker-dealers on a fully disclosed basis.

The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmits all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Significant accounting policies are as follows:

Accounting estimates: The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents: The Company considers all highly liquid debt instruments purchased with original maturities of less than ninety days to be cash equivalents. The Company maintains at various financial institutions cash and cash equivalents which may exceed federally insured amounts at times and which may at times significantly exceed reported amounts due to outstanding checks.

Securities transactions: Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by management.

Furniture, equipment and leasehold improvements: Furniture and equipment are recorded at cost and depreciated on accelerated methods over the estimated useful lives of the assets. Depreciation expense on assets acquired under capital lease is included with depreciation expense on owned assets. Leasehold improvements are amortized on a straight-line basis over the lease term.

Income taxes: The Company, with the consent of its stockholders, has elected to be taxed under sections of the federal income tax laws which provide that in lieu of corporation income taxes, the stockholders separately account for their pro rata shares of the Company's items of income, deduction, losses and credits. Therefore, these statements do not include any provision for federal corporation income taxes.

Note 2. Receivable From and Payable to Broker-Dealer

The amounts due from and to broker-dealers at December 31, 2001, are comprised of the following:

	Receivables
Commissions and rebates receivable	$ 91,416
Deposits	90,174
Other	58,980
	$ 240,570

Note 3. Securities Owned

Securities, not readily marketable, include investment securities for which there is no market on a securities exchange and cannot be sold or offered because of restrictions applicable to the securities. At December 31, 2001, these securities consisted of warrants with estimated fair value of $168,100.

Note 4. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements at December 31, 2001, consist of:

	Furniture	Equipment	Leasehold Improvements	Total
Cost	$ 211,178	$ 1,168,395	$ 151,219	$ 1,530,792
Accumulated depreciation and amortization	110,051	807,830	12,486	930,367
Net	$ 101,127	$ 360,565	$ 138,733	$ 600,425

Depreciation and amortization expense for the year ended December 31, 2001, amounted to $254,955.

Note 5. Related Party Transactions

The Company's majority stockholder also controls other companies to which certain rent expenses, approximately $21,000, were paid for the year ended December 31, 2001.

Note 6. Employee Benefit Plans

The Company has a simple IRA plan for its employees. Employees are qualified to participate in the pension plan after one year of service. The Company matches 100% of each employee's contribution up to 3%, which is 100% vested. For the year ended December 31, 2001, the Company contributed $33,574 to the plan.

Note 7. Commitments and Contingencies

The Company leases office space and a copier under various noncancelable operating leases expiring through March 2011. Minimum annual rentals under these leases, exclusive of additional payments which may be required for certain increases in operating and maintenance costs, are as follows:

Years ending December 31:	
2002	$ 60,124
2003	48,028
2004	47,954
2005	45,211
2006	46,568
Thereafter	202,861
	$ 450,746

As discussed in Note 1, the Company's customers' securities transactions are cleared on a fully disclosed basis by its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealer.

The Company does not anticipate nonperformance by customers or its clearing brokers. In addition, the Company has a policy of reviewing, as considered necessary, the clearing brokers with which it conducts business.

Note 8. Net Capital Requirements

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is subject to the minimum net capital required by a market maker under the basic method, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $100,000 or 6-2/3% of total aggregate indebtedness, as defined.

At December 31, 2001, the Company had net capital of $257,879, which was $157,879 in excess of its required net capital of $100,000. The Company's net capital ratio was .79 to 1 at December 31, 2001. The net capital rule may effectively restrict the payment of cash distributions to stockholders.